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                                                             Exhibit (a)(5)(iii)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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SARAH BUCHINGER,
                                                    C.A. No. 18719-NC
          Plaintiff,
                                                    COMPLAINT
   v.                                               ---------

C. ROBERT BUFORD, DERRILL CODY,
PETER A. DEA, JOHN M. FITZGIBBONS,
WILLIAM W. GRANT, 111, HENNIE L.J.M.
GIESKES, PHILIPPE S.E. SCHREIBER and
BARRETT RESOURCES CORPORATION,

          Defendants.
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          Plaintiff alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Barrett Resources Corporation ("Barrett" or the "Company").

          2. Plaintiff has been the owner of shares of the common stock of the Company since prior to the wrongs herein complained of and continuously to date.

          3. Barrett is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a Denver based natural gas and oil exploration and production company. Barrett's resources are focused primarily in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent area of Kansas, Oklahoma,
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New Mexico and Texas and the Gulf of Mexico. The Company maintains its principal offices at 1515 Arapaho Street, Tower 3, Denver, Colorado 80202.

          4. Defendant Peter A. Dea is and was at all relevant times the Vice Chairman and Chief Executive Officer of Barrett.

          5. Defendant C. Robert Buford is the former Chairman and a Director of Barrett.

          6. Defendants Derrill Cody, James M. Fitzgibbons, William W. Grant, 111, Hennie L.J. Gieskes and Philippe S. E. Schreiber are and were at all relevant times directors of Barrett.

          7. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Barrett and owe them the highest obligations of good faith, due care, candor and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          8. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          9. This action is properly maintainable as a class action.

          10. The class is so numerous that joinder of all members is impracticable. There are approximately 33 million shares of Barrett common stock outstanding owned by hundreds, if not thousands, of holders located throughout the country.

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          11. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their corporate positions at the expense of the public shareholders of Barrett; and
(c) whether the class is entitled to injunctive relief as a result of the wrongful conduct committed by defendants.

          12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          13. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

Factual Background
------------------

          15. On March 7, 2001, Shell Oil Company ("Shell"), a wholly owned subsidiary of Royal Dutch/Shell Group, announced that it had offered to purchase all of the outstanding shares of Barrett common stock for $55 per share in cash. The proposed transaction was valued at approximately $1.8 billion, plus the assumption of $400 million in Barrett debt. In response to this announcement, the price of Barrett common stock soared over 34% to $61.11 per share, from its March 6, 2001 closing price of $45.62.

          16. Defendants, however, refused to fulfill their fiduciary duties to Barrett's public shareholders and immediately begin good faith negotiations with Shell. Instead, defendants have refused to negotiate with Shell and have adopted a course of delay.

          17. As reported March 7, 2001, Shell's Chairman, Walter van de Vijver, attempted to contact defendant Dea on February 23, 2001 by telephone. Dea responded three days later saying he wasn't interested in selling the company or in setting up a meeting with the chief executive.

     On March 1, after again failing to set up a meeting with Dea, van de Vijver sent a letter to Dea proposing a two step transaction in which Shell would make a tender offer for all of the outstanding shares of Barrett for $55 a share in cash, followed by a second step merger at the same price.

     Van de Vijver also told Dea that if Barrett was unwilling to engage in substantive negotiations, then Shell intended to commence the cash tender offer within the next several days. Van de Vijver requested a response no later than the close of business March 5.

     On March 5, Dea sent van de Vijver a letter declining again to engage in merger negotiations but asking for more time to respond.

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          18. On March 7,2001, Shell announced its proposal to acquire Barrett and published van de Vijver's letter to Dea requesting that Barrett enter merger negotiations with Shell immediately. Additionally, Shell commenced a lawsuit challenging the validity of certain Barrett bylaws that allegedly "contain a number of invalid provisions designed specifically to thwart the exercise of the stockholders' statutory right to act by written consent."

Barreft's Bylaws And Anti-Takeover Defenses
-------------------------------------------

          19. Barrett has adopted a number of defensive measures which serve to discourage unsolicited takeovers and to entrench management in their positions with the Company. These defensive measures include invalid provisions in Barrett's bylaws (the "Barrett Bylaws") designed to thwart the exercise of Barrett stockholders' statutory right to act by written consent and a shareholder's rights plan (the "Rights Plan"), commonly referred to as a poison pill.

          20. Section 3 of Article III of the Barrett Bylaws (the "Advance Notice Bylaw") provides in relevant part:

          Nominations by stockholders for directors to be elected by written consent of stockholders shall be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the secretary of the corporation not less than 60 days nor more than 90 days prior to the first solicitation of any written consents of stockholders for the election of those nominees. (emphasis supplied).

The Advance Notice Bylaw further provides that "[n]o person shall be eligible for election as a director of the Corporation unless nominated in accordance with procedure set forth in this Section."

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          21. The Barrett Bylaws also further attempt to restrict the ability of the stockholders to act by written consent. Article IX, Section 4 of the Barrett Bylaws provides in part as follows:

          These bylaws may be altered, amended or repealed or new bylaws may be adopted by the board of directors or by the stockholders in the manner provided in this Article IX, Section 4 at any meeting, but not by written consent, of the stockholders. In order for the board of directors to effect an alteration, amendment or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws must be provided to all the directors of the corporation not less than 30 days prior to the meeting of directors at which the proposal is to be considered unless the proposal is approved by at least 76 percent of all directors including 80 percent of Independent Directors (as defined in Article IV, Section 9 of these bylaws together with other capitalized terms used in Article IX of these bylaws). In order for the stockholders to effect an alteration, amendment, or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws has been provided to the secretary and all the directors of the corporation not more than seven days after the corporation gives notice of the meeting of stockholders at which the proposal is to be considered. (emphasis added)

          22. Thus, Barrett purports to limit the right of the stockholders to act by written consent through the Company's bylaws, not its certificate of incorporation. Such a restriction in the Barrett Bylaws is plainly in violation of Delaware law.

          23. Barrett also has a Rights Plan to thwart unsolicited takeover attempts. The Rights Plan is triggered whenever a person or group acquires 15 percent or more of Barrett's common stock. The Rights Plan provides that holders of Barrett common stock, other than the "acquiring person", are entitled to acquire the common stock of the "acquiring person" at half its market price.

          24. The Rights Plan has a low "trigger"threshold (i.e., 15%) which would make a takeover of Barrett prohibitively expensive without the Individual Defendants'

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approval. Thus, the Individual Defendants have veto power to determine whether an acquisition proposal, even one highly favorable to class members, can be effectuated.

          25. The Rights Plan permits the Individual Defendants to manipulate the corporate machinery of Barrett, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's common stockholders. The Rights Plan restrains and impairs the ability of Barrett stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The Rights Plan, inter alia, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose management initiatives, or otherwise affect corporate policy through stockholder resolutions. By effectively preventing any single party from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which might threaten to eliminate or diminish their control over Barrett. The Rights Plan thereby serves to perpetuate senior management's control over the business and operations of the Company and to frustrate potential bidders for Barrett.

                                    COUNT I
           (Declaratory and Injunctive Relief: Advance Notice Bylaw)
           ---------------------------------------------------------

          26. Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

          27. Article III, Section 3 of the Barrett Bylaws purports to restrict the ability of the stockholders to act by written consent. Article III,
Section 3 requires stockholders wishing to act by written consent to elect members of the Barrett Board of Directors first

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to nominate the proposed board member or members at least 60 days in advance of the first solicitation of written consents for the election of those designees.

          28. This purported limitation on the ability of the stockholders to act by written consent in the Barrett Bylaws violates 8 Del. C. ~ 228.

          29. Plaintiff has no adequate remedy at law.

                                   COUNT II
                      (Declaratory and Injunctive Relief:
                      -----------------------------------
                  Amendment to the Bylaws By Written Consent
                  ------------------------------------------

          30. Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

          31. Article IX, Section 4 of the Barrett Bylaws purports to deny the right of the stockholders of Barrett to act by written consent to amend the Barrett Bylaws.

          32. This purported limitation on the ability of stockholders to act by written consent in the Barrett Bylaws violates 8 Del. C. (S) 228.

          33. Plaintiff has no adequate remedy at law.

                                   COUNT III
                         (Breach of Fiduciary Duties)
                         ----------------------------

          34. Plaintiff repeats and realleges each of the allegations as set forth above as if fully set forth herein.

          35. The Individual Defendants have refused to negotiate with Shell in order to protect their own substantial salaries and perquisites, and to entrench themselves in their positions of authority and control with the Company. Instead of fulfilling their fiduciary duties to the public shareholders of Barrett by immediately beginning negotiations

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with Shell to maximize shareholder value, defendants have adopted a course of delay in order to protect their own interests.

          36. Defendants' refusal to negotiate has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Shell is prepared to pay or the enhanced premium which further negotiation could secure.

          37. Moreover, defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of Barrett stock. Defendants have refused to seriously consider the pending Shell offer, and have not announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value.

          38. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and prerequisites, all at the expense and to the detriment of the public shareholders of Barrett.

          39. By virtue of the acts and conduct alleged herein the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Barrett and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

          40. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to entrench

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themselves and deprive the Class of the opportunity to maximize the value of their Barrett holdings either in a transaction with Shell or some other bona fide offeror, to the irreparable harm of the Class.

          41. Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. certifying this action as a class action and appointing plaintiff as class representative;

          B. declaring that the Advance Notice Bylaw is invalid and enjoining the Company or anyone acting on its behalf or in concert with it from enforcing the Advance Notice Bylaw;

          C. declaring that the purported prohibition on the ability of the stockholders to amend the Barrett Bylaws by written consent is invalid and enjoining the Company or anyone acting on its behalf or in concert with it from enforcing such provision;

          D. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

               1) cooperate fully with any person or entity having a bona fide interest in proposing a transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Shell;

               2) undertake an appropriate evaluation of Barreft's worth as a merger/acquisition candidate;

               3) take all appropriate steps to enhance Barrett's value and attractiveness as a merger/acquisition candidate; and

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               4) take all appropriate steps to effectively expose Barrett to the marketplace in an effort to create an active auction for Barrett.

          E. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

          F. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiffs afforneys'and experts'fees; and

          G. granting such other and further relief as may be just and proper in the premises.


                                        ROSENTHAL,MONHAIT, GROSS
                                        & GODDESS, P.A.

                                        By:/s/
                                              --------------------------
                                              Suite 1401
                                              Mellon Bank Center
                                              919 Market Street
                                              Wilmington, Delaware 19801
                                              (302) 656-4433
                                              Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40/th/ Street
New York, New York 10016
(212) 779-1414

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